HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02034839

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

May 27, 2002

SEC FILE NO. 82-3869

VIA AIRMAIL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED JUN 11 2002 WASH. D.C. 165 SECTION

SUPPL

Re: Yeebo (International Holdings) Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of Yeebo (International Holdings) Limited (the "Company"), S.E.C. File No. 82-3869, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement regarding the audited results for the nine months ended December 31st, 2001, published (in English language) in Hong Kong iMail and published (in Chinese language) in Hong Kong Economic Times, both on April 3rd, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 6/17

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Yeebo (International Holdings) Limited

YEEBO (INTERNATIONAL HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

AUDITED RESULTS
FOR THE NINE MONTHS ENDED 31ST DECEMBER, 2001

SUMMARY

The directors ("Directors") of Yeebo (International Holdings) Limited ("Yeebo") announce the audited consolidated results of Yeebo and its subsidiaries (the "Group") for the nine months ended 31st December, 2001. This announcement is made before the same information is imparted to Cando Corporation, one of the major shareholders of the Company.

The audited consolidated net profit of the Group for the nine months ended 31st December, 2001 was approximately HK$5.87 million.

Cando Corporation, one of the major shareholders of the Company, requires the financial statements of the Company as at 31st December, 2001 to prepare its own financial report.

The Directors of Yeebo are making this announcement of the Group's audited consolidated results for the nine months ended 31st December, 2001 before the same information is imparted to Cando Corporation. The Company does not intend to change the accounting year end at the moment.

		Nine months ended 31.12.2001 (audited) *HK$'000*	Year ended 31.03.2001 (audited) *HK$'000*
Turnover		207,856	272,401
Cost of sales		(180,305)	(239,449)
Gross profit		27,551	32,952
Other revenue		8,375	6,520
Distribution costs		(5,997)	(5,923)
Administrative expenses		(21,121)	(27,507)
Loss on discontinuance of a business		(2,891)	–
Loss on disposal of a subsidiary		–	(6)
Profit from operations		5,917	6,036
Finance costs		(46)	(224)
Profit before taxation		5,871	5,812
Taxation		–	(8)
Profit for the period/year		5,871	5,804
Dividend		–	–
Earning per share	*note*		
Basic		HK 0.57 cent	HK 0.80 cent
Diluted		HK 0.57 cent	HK 0.77 cent

CONDENSED CONSOLIDATED BALANCE SHEET

	31.12.2001 (audited) *HK$'000*	31.03.2001 (audited) *HK$'000*
Non-current assets		
Property, plant and equipment	93,966	87,038
Investment properties	2,378	–
Club membership debenture	1,959	1,959
Deposit for acquisition of plant and equipment	528	–
	98,831	88,997
Current assets		
Inventories	72,658	94,039
Trade and other receivables	77,075	62,378
Bank balances and cash	166,657	167,148
	316,390	323,565
Current liabilities		
Trade and other payables	50,573	54,934
Bills payable	2,239	2,894
Tax liabilities	254	193
Bank borrowings, unsecured	–	3,294
	53,066	61,315
Net current assets	263,324	262,250
	362,155	351,247
Capital and reserves		
Share capital	208,713	203,676
Reserves	153,442	147,571
	362,155	351,247

note:
EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share is based on the following data:

	Nine months ended 31.12.2001 (audited) *HK$'000*	Year ended 31.03.2001 (audited) *HK$'000*
Earnings for the purposes of basic and diluted earnings per share	5,871	5,804
Weighted average number of ordinary shares for the purposes of basic earnings per share	1,026,071,127	726,743,188
Effect of dilutive share options	10,934,674	24,881,839
Weighted average number of ordinary shares for the purposes of diluted earnings per share	1,037,005,801	751,625,027

By Order of the Board
Kelvin Lam
Company Secretary

Hong Kong, 2nd April, 2002

YEEBO (INTERNATIONAL HOLDINGS) LIMITED
億都(國際控股)有限公司

(於百慕達註冊成立之有限公司)

截至二零零一年十二月三十一日止九個月之經審核業績

概要

億都(國際控股)有限公司(「億都」)董事(「董事」)公佈億都及其附屬公司(「本集團」)截至二零零一年十二月三十一日止九個月之經審核綜合業績。本公佈乃於向本公司主要股東之一創度股份有限公司提供相同資料之前發表。

截至二零零一年十二月三十一日止九個月本集團之經審核綜合純利約為5,870,000港元。

本公司主要股東之一創度股份有限公司要求取得本公司於二零零一年十二月三十一日之財務報表以備編製其本身之財務報告。

億都董事謹此公佈本集團截至二零零一年十二月三十一日止九個月之經審核綜合業績，本公佈乃於向創度股份有限公司提供相同資料之前發表。本公司此刻無意改變會計年結日。

	附註	截至二零零一年十二月三十一日止九個月(經審核)千港元	截至二零零一年三月三十一日止年度(經審核)千港元
營業額		207,856	272,401
銷售成本		(180,305)	(239,449)
毛利		27,551	32,952
其他收益		8,375	6,520
分銷成本		(5,997)	(5,923)
行政費用		(21,121)	(27,507)
已終止業務之虧損		(2,891)	–
出售一家附屬公司之虧損		–	(6)
經營溢利		5,917	6,036
融資成本		(46)	(224)
除稅前溢利		5,871	5,812
稅項		–	(8)
期/年內溢利		5,871	5,804
股息		–	–
每股盈利	附註		
基本		0.57港仙	0.80港仙
攤薄		0.57港仙	0.77港仙

簡明綜合資產負債表

	二零零一年十二月三十一日(經審核)千港元	二零零一年三月三十一日(經審核)千港元
非流動資產		
物業、廠房及設備	93,966	87,038
投資物業	2,378	–
會籍債券	1,959	1,959
購置廠房及設備之按金	528	–
	98,831	88,997
流動資產		
存貨	72,658	94,039
貿易及其他應收款項	77,075	62,378
銀行結存及現金	166,657	167,148
	316,390	323,565
流動負債		
貿易及其他應付款項	50,573	54,934
應付票據	2,239	2,894
稅項負債	254	193
銀行借款，無抵押	–	3,294
	53,066	61,315
流動資產淨值	263,324	262,250
	362,155	351,247
資本及儲備		
股本	208,713	203,676
儲備	153,442	147,571
	362,155	351,247

附註:

每股盈利

每股基本及攤薄盈利乃根據下列數據計算:

	截至二零零一年十二月三十一日止九個月(經審核)千港元	截至二零零一年三月三十一日止年度(經審核)千港元
用以計算每股基本及攤薄盈利之盈利	5,871	5,804
用以計算每股基本盈利之普通股加權平均數	1,026,071,127	726,743,188
購股權之攤薄影響	10,934,674	24,881,839
用以計算每股攤薄盈利之普通股加權平均數	1,037,005,801	751,625,027

承董事會命
公司秘書
林錦祥

香港，二零零二年四月二日